EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2019	2018
Net Income	$26.5	$15.6
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$26.5	$15.6

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,875	14,803
Dilutive Effect of Stock Options and Restricted Stock (000’s)	5	3
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,880	14,806
Earnings Per Share – Basic	$1.78	$1.06
Earnings Per Share – Diluted	$1.78	$1.06